Exhibit 99.2

LION GROUP HOLDING LTD.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on October 15, 2021

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares 1, par value US$0.0001 per share, and ________________ Class B Ordinary Shares 2, par value US$0.0001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of Lion Group Holding Ltd. (the “Company”), hereby appoint Mr. Chunning Wang, Director of the Company or (Name) _____________________________ of  (Address) ___________________________________________________________________________________________________________________________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting 3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., local time, on October 15, 2021 at Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1.	RESOLVED as an ordinary resolution: to ratify, confirm, approve and adopt the appointment of UHY LLP as auditor of the Company for the fiscal year ending December 31, 2021, and to authorize the board of directors of the Company to fix the remuneration of the auditor.	For ☐	Against ☐	Abstain ☐

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[3]	If any proxy other than Mr. Chunning Wang, Director of the Company is preferred, strike out the words Mr. Chunning Wang, Director of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy needs not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

		For	Against	Abstain
2.	RESOLVED as an ordinary resolution: : to increase the maximum number of Class I Directors of the Company to 5.	☐	☐	☐

3.	RESOLVED as an ordinary resolution: to elect the following persons as Class I Directors of the Company, pursuant to the Company’s Articles of Association:	For	Against	Abstain

a.	Hua LUO	☐	☐	☐
b.	Guandong (Gordon) WANG	☐	☐	☐
c.	Zhixiang ZHANG	☐	☐	☐
d.	Chi Fai CHOI	☐	☐	☐
e.	Yan ZHANG	☐	☐	☐

Dated_________________, 2021

Signature (s) ___________________

Name of Signature _______________________

Name of Shareholder _____________________

Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong Telephone: +852 2820 9000

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on September 10, 2021, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong no later than the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.

Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong Telephone: +852 2820 9000

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